DLOCAL LIMITED

Dr. Luis Bonavita 1294

Montevideo

Uruguay11300

PROXY STATEMENT

General

The board of directors of DLocal Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on October 26, 2022 at 9:00 a.m., Montevideo time, being 8:00 a.m., New York time. The AGM will be held virtually and at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300.

You will be able to attend the AGM online by visiting http://www.meetnow.global/MA65TSW. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials.

On October 5, 2022, we published a notice of the AGM and our proxy materials on the Investor Relations section of the Company’s website at https://investor.dlocal.com/, at www.edocumentview.com/dlo and on the SEC’s website at https://www.sec.gov and mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares and Class B common shares (together, the “Common Shares”) of the Company as at the close of business on September 15, 2022, New York time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless they are registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 295,985,091 Common Shares were issued and outstanding, including 161,930,899 Class A common shares and 134,054,192 Class B common shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all Common Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A common share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B common share issued and outstanding as of the close of business on the Record Date is entitled to five votes at the AGM. The resolutions to be put to the vote at the AGM will each be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Attending the Meeting Virtually

If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the Internet. Please follow the instructions on the notice or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Annual Meeting virtually on the Internet. To register to attend the Annual Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on October 20, 2022.

You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail:

Computershare

DLocal Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

United States

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., New York time, on October 25, 2022 to ensure your representation at our AGM.

The manner in which your Common Shares may be voted depends on how your Common Shares are held. If you own Common Shares of record, meaning that your Common Shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Inc. (“Computershare”) (i.e., you are a registered shareholder), our stock transfer agent, the Notice of the AGM will be e-mailed to you by Computershare indicating that this proxy statement, the notice of AGM and the proxy card are available on our website. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or at the AGM, your Common Shares will not be voted.

If you own Common Shares in street name (i.e., you are a street shareholder), meaning that your Common Shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of Common Shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the Common Shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own

Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your Common Shares in order to vote your Common Shares at the AGM by presenting your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before Common Shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations department (investor@dlocal.com), or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the Common Shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., New York time, on October 25, 2022.

PROPOSAL 1:

ELECTION OF MS. MARIAM TOULAN AS DIRECTOR OF THE COMPANY

Pursuant to Article 21.4 of the Company’s Second Amended and Restated Memorandum and Articles of Association (“Articles”), following her appointment as an interim director by the board of directors of the Company on June 2, 2022, the Company seeks shareholders’ approval for the election of Ms. Mariam Toulan, to serve as a director of the Company in accordance with the Company’s Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ELECTION OF MS. MARIAM TOULAN AS DIRECTOR OF THE COMPANY.

PROPOSAL 2:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

The Company seeks shareholder approval and ratification of the Company’s 2021 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2021. A copy of the Company’s Audited Accounts is included in the Company’s 2021 annual report on Form 20-F which is available on the Company’s website at https://investor.dlocal.com/, at www.edocumentview.com/dlo and on the SEC’s website at https://www.sec.gov.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investor.dlocal.com/, at www.edocumentview.com/dlo and on the SEC’s website at https://www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the Board may recommend.

By order of the Board.

/s/ Alberto Eduardo Azar
Name: Alberto Eduardo Azar
Title: Chairman

Dated: October 5, 2022